UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 12, 2026

CHURCHILL CAPITAL CORP X

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42646	86-1946291
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

640 Fifth Avenue, 14th Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 380-7500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-quarter of one redeemable warrant	CCCXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CCCX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CCCXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously announced, on September 8, 2025, Churchill Capital Corp X, a Cayman Islands exempted company (“Churchill”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among Churchill, AH Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Churchill, AH Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Churchill, and ColdQuanta, Inc. (d/b/a Infleqtion), a Delaware corporation (“Infleqtion”). Pursuant to the Merger Agreement, the parties have agreed to consummate certain transactions (collectively, the “Business Combination”), subject to the terms and conditions of the Merger Agreement.

On January 23, 2026, in connection with the Business Combination, Churchill and Infleqtion jointly filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-295282) (as amended from time to time, the “Registration Statement”) containing a proxy statement/prospectus (such proxy statement/prospectus in definitive form, the “Proxy Statement”), which Registration Statement was declared effective by the SEC on January 23, 2026, and Churchill commenced mailing the Proxy Statement on January 23, 2026.

On February 12, 2026, Churchill held an extraordinary general meeting of its shareholders (the “Shareholder Meeting”), at which holders of 13,920,167 Class A Ordinary Shares and 10,350,000 Class B Ordinary Shares (collectively, the “Ordinary Shares”) as of January 13, 2026, the record date for the Shareholder Meeting, were present in person, virtually over the internet or by proxy, representing approximately 46.629% of the voting power of the Ordinary Shares as of the record date, and constituting a quorum for the transaction of business at the Shareholder Meeting. The proposals listed below are described in more detail in the Proxy Statement.

At the Shareholder Meeting, the shareholders approved the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal (each as defined in the Proxy Statement, and collectively, the “Shareholder Proposals”), which Shareholder Proposals are further described on pages 146 – 248 of the Proxy Statement, which are hereby incorporated by reference herein.

The voting results for each of the Shareholder Proposals were as follows:

Proposal No. 1: The Business Combination Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
22,111,101	2,140,329	18,737

Proposal No. 2: The Domestication Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
21,974,462	2,148,652	147,053

Proposal No. 3: The Organizational Documents Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
21,677,688	2,439,682	152,797

Proposal No. 4: The Advisory Organizational Documents Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
21,051,136	3,074,972	144,059

Proposal No. 5: The Stock Issuance Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
21,979,976	2,147,712	142,479

Proposal No. 6: The Incentive Plan Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
21,578,599	2,531,445	160,123

Proposal No. 7: The ESPP Proposal

Ordinary Shares Voted For	Ordinary Shares Voted Against	Ordinary Shares Abstained
21,626,815	2,477,631	165,721

Proposal No. 8: The Director Election Proposal

Names	Ordinary Shares Voted For	Ordinary Shares Abstained
Class I Nominees:

Eric Bjornholt	21,984,003	2,286,164

Dawn Meyerriecks	21,693,764	2,576,403

Class II Nominees:

David Singer	21,982,816	2,287,351

Kristina Johnson	21,668,641	2,601,526

Class III Nominees:

Matthew Kinsella	21,979,366	2,290,801

Catherine Lego	21,979,758	2,290,409

As there were sufficient votes to approve the above proposals, Proposal No. 9, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

Item 7.01	Regulation FD Disclosure.

On February 12, 2026, Churchill issued a press release announcing the approval of all of the proposals presented at the Shareholder Meeting. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Churchill X under the Securities Act of 1933, as amended or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (this “Current Report”) will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 8.01	Other Events.

Shareholders holding 37,821 Class A Ordinary Shares, representing approximately 0.09% of the Class A Ordinary Shares outstanding, exercised their right to redeem such shares for a pro rata portion of the funds in the trust account resulting in only $388,453.90 (approximately $10.27 per share) being removed from the Company’s trust account to pay such shareholders. As a result, at close of the Business Combination, Churchill will deliver approximately $551.4 million of gross transaction proceeds to Infleqtion, consisting of approximately $424.8 million of proceeds from the trust account and $126.5 million of proceeds from Churchill’s previously announced private placement.

Based on the approval of the Domestication Proposal at the Shareholder Meeting, on February 12, 2026, Churchill will effect a deregistration under the applicable provisions of Churchill’s current articles of association and Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Churchill’s jurisdiction of incorporation will change from the Cayman Islands to the State of Delaware. Effective upon the Domestication, the continuing entity will be renamed “Infleqtion, Inc.” and existing shareholders of Churchill will hold shares of common stock in Infleqtion, Inc. rather than ordinary shares in a Cayman Islands company.

Based on the results of the Shareholder Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions contemplated by the Merger Agreement are expected to be consummated promptly. In connection with the Business Combination, Churchill intends to apply to have the post-Business Combination company common stock listed on The New York Stock Exchange (“NYSE”) under the symbol “INFQ,” and the post-Business Combination company will change its name to “Infleqtion, Inc.” It is a condition to the consummation of the Business Combination that the shares of post-Business Combination company common stock to be issued (or reserved for issuance) in the Business Combination have been listed on NYSE or any other stock exchange mutually agreed upon by Churchill and Infleqtion and shall be eligible for continued listing immediately following the closing, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Infleqtion has based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Infleqtion’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Infleqtion’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Infleqtion’s ability to attract, retain and expand its customer base; Infleqtion’s deployment of proceeds from capital raising transactions; Infleqtion’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Infleqtion’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Infleqtion’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Infleqtion to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Infleqtion and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Infleqtion’s or Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Infleqtion is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Infleqtion’s historical net losses and limited operating history; Infleqtion’s expectations regarding future financial performance, capital requirements and unit economics; Infleqtion’s use and reporting of business and operational metrics; Infleqtion’s competitive landscape; Infleqtion’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Infleqtion’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; Infleqtion’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Infleqtion’s reliance on strategic partners and other third parties; Infleqtion’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Infleqtion or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Infleqtion, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Infleqtion’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Infleqtion and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Item 9.01.	Financial Statements and Exhibits.

(d)

Exhibit Number	Description

99.1	Press Release, dated February 12, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 12, 2026

CHURCHILL CAPITAL CORP X

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

Exhibit 99.1

Churchill Capital Corp X Shareholders Approve Business Combination with Infleqtion

Nearly 100% of trust cash retained ahead of closing

Over $550 million of gross proceeds to be delivered to Infleqtion

Transaction expected to close February 13, 2026

NEW YORK – February 12, 2026 – Churchill Capital Corp X (“Churchill X”) (NASDAQ: CCCX), a publicly traded special purpose acquisition company, today announced that its shareholders have approved the previously announced business combination with Infleqtion, Inc. (“Infleqtion”), a global leader in quantum sensing and quantum computing powered by neutral-atom technology.

At a special meeting held today, the business combination and all related proposals were approved with overwhelming support from Churchill X shareholders, with over 90% of votes cast at the meeting voting in favor of the business combination (the “Transaction”).

The strong support from Churchill X’s shareholders is expected to result in Infleqtion receiving over $550 million of gross proceeds (the “Churchill X Proceeds”), including nearly 100% of the cash held in Churchill X’s trust account prior to the redemption deadline and more than $125 million of incremental capital raised through a common stock PIPE at the transaction valuation from leading existing Infleqtion stockholders and new institutional investors.

Infleqtion expects to be well capitalized at closing, combining the Churchill X Proceeds with existing cash on hand to support continued execution. The strengthened balance sheet is expected to accelerate Infleqtion’s technology roadmap and product commercialization, expanding deployments across artificial intelligence, national security, and space while enabling additional real-world applications.

Upon closing of the Transaction, Infleqtion will become the first publicly listed neutral-atom quantum technology company and the only public company with commercial leadership across both quantum computing and precision sensing.

Based on the approval of the domestication proposal by Churchill X’s shareholders, Churchill X will effect a deregistration, pursuant to which Churchill’s jurisdiction of incorporation will change from the Cayman Islands to the State of Delaware. Effective upon the domestication, the continuing entity will be renamed “Infleqtion, Inc.” and existing shareholders of Churchill will hold shares in Infleqtion, Inc. rather than in a Cayman Islands company.

Churchill X, whose shares of common stock, warrants and units are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”), will delist from Nasdaq. Shares of common stock and warrants of the post-combination company, Infleqtion, Inc., will be listed on the New York Stock Exchange (“NYSE”) beginning on February 17, 2026, under the ticker symbols “INFQ” and “INFQ WS”, respectively. Prior to the closing of the Transaction, each of the units sold by Churchill X in its initial public offering will be separated into one Class A ordinary share and one-quarter of one warrant of Churchill X and will no longer be listed on Nasdaq following the closing of the Transaction. The NYSE listing and Nasdaq delisting are subject to the closing of the Transaction and fulfillment of all NYSE listing requirements.

The closing is expected to occur on February 13, 2026, subject to satisfaction of customary closing conditions.

About Infleqtion

Infleqtion is a global leader in quantum sensing and quantum computing, powered by neutral-atom technology. Infleqtion designs and builds quantum computers, precision sensors, and quantum software for governments, enterprises, and research institutions. Infleqtion’s commercial portfolio includes quantum computers as well as quantum Radio Frequency (QRF) systems, quantum clocks, and inertial navigation solutions. Infleqtion is the partner of choice for governments and commercial customers seeking cutting-edge quantum capabilities. Infleqtion announced in September 2025 it plans to go public via a merger with Churchill Capital Corp X (NASDAQ: CCCX). For more information, visit Infleqtion.com or follow Infleqtion on LinkedIn, YouTube, and X.

About Churchill Capital Corp X

Churchill X (NASDAQ: CCCX) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Churchill X and Infleqtion have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Infleqtion’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Infleqtion’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Infleqtion’s ability to attract, retain and expand its customer base; Infleqtion’s deployment of proceeds from capital raising transactions; Infleqtion’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Infleqtion’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Infleqtion’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Infleqtion to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Infleqtion and Churchill X.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Infleqtion’s or Churchill X’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Infleqtion is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Infleqtion’s historical net losses and limited operating history; Infleqtion’s expectations regarding future financial performance, capital requirements and unit economics; Infleqtion’s use and reporting of business and operational metrics; Infleqtion’s competitive landscape; Infleqtion’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Infleqtion’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; Infleqtion’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Infleqtion’s reliance on strategic partners and other third parties; Infleqtion’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; Infleqtion’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Infleqtion or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Infleqtion or Churchill X resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Infleqtion’s and Churchill X’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Infleqtion and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Contacts

Media Contact

Tim Biba

Solebury Strategic Communications

tbiba@soleburystrat.com

Investor Contact

Marcus Kupferschmidt

Infleqtion

investors@infleqtion.com